SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                            (Amendment No.______)(*)


                             DIGITAL RECORDERS, INC
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    253869101
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 APRIL 22, 2004
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [_] Rule 13d-1(b)

          [x] Rule 13d-1(c)

          [_] Rule 13d-1(d)


----------
(*) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.253869101                  13G                    Page 2 of 5 Pages


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1. NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


     BFS US SPECIAL OPPORTUNITIES TRUST PLC
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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [_]

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3. SEC USE ONLY



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4. CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED KINGDOM

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  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          100,000
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            100,000
--------------------------------------------------------------------------------
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      100,000
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10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [-]

--------------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


      1.6%
--------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON*


      IV
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.253869101                     13G                    Page 3 of 5 Pages



Item 1(a).  Name of Issuer:


             Digital Recorders, Inc. (the "Company")
            --------------------------------------------------------------------

Item 1(b).  Address of Issuer's Principal Executive Offices:


             2300 Englert Drive, Suite B, Durham, North Carolina  27713
            --------------------------------------------------------------------

Item 2(a).  Name of Person Filing:


             BFS US Special Opportunities Trust PLC ("BFS")
            --------------------------------------------------------------------

Item 2(b).  Address of Principal Business Office, or if None, Residence:


             8080 N. Central Expressway, Suite 210, LB-59, Dallas, TX  75026
            --------------------------------------------------------------------

Item 2(c).  Citizenship:


             United Kingdom
            --------------------------------------------------------------------

Item 2(d).  Title of Class of Securities:


             Common Stock
            --------------------------------------------------------------------

Item 2(e).  CUSIP Number:


             253869101
            --------------------------------------------------------------------

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a)       [_] Broker or dealer registered under Section 15 of the Exchange
               Act.

     (b)       [_] Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c) [_] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

     (d) [_] Investment company registered under Section 8 of the Investment Company Act.

     (e)       [_] An investment adviser in accordance with Rule
               13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)       [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No.253869101                   13G                    Page 4 of 5 Pages


Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount beneficially owned:

         At April 22, 2004, BFS beneficially owned 1,137,500 common shares, consisting of a $1,500,000 8% Convertible Debenture convertible into 750,000 common shares, a $575,000 8% Convertible Debenture convertible into 287,500 common shares (together, the "Debentures") and a warrant to purchase 100,000 shares. On April 22, 2004, BFS converted the Debentures and sold 792,500 common shares at $9.3121. On April 23, 2004 sold the remaining 245,000 common shares that had been converted at $8.0414. BFS shares voting and dispositive power over the shares with RENN Capital Group, Inc. ("RENN"), its investment adviser. RENN disclaims all beneficial ownership of the shares held by BFS. Russell Cleveland, President and CEO of RENN, serves on the Board of Directors of the Company. Mr. Cleveland disclaims all beneficial ownership of the shares held BFS.
          ----------------------------------------------------------------------

     (b) Percent of class:

           1.6%
          ----------------------------------------------------------------------

     (c) Number of shares as to which such person has:

          (i) Sole power to vote or to direct the vote: 0

          (ii)  Shared power to vote or to direct the vote: 100,000

          (iii) Sole power to dispose or to direct the disposition of: 0

          (iv)  Shared power to dispose or to direct the disposition of:
                100,000


Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [X].

         -----------------------------------------------------------------------

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

         BFS and RENN have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities. No other person is known to have such right or power with respect to more than five percent of this class of securities.

         -----------------------------------------------------------------------

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

          Not Applicable

         -----------------------------------------------------------------------

CUSIP No.253869101                   13G                      Page 5 of 5 Pages


Item 8.  Identification  and  Classification  of Members of the Group.

          Not Applicable
         -----------------------------------------------------------------------

Item 9.  Notice of Dissolution of Group.

          Not Applicable
         ----------------------------------------------------------------------

Item 10. Certifications.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.




                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: April 29, 2004

                                        BFS US Special Opportunities Trust PLC

                                By:     /S/  Russell Cleveland
                                        ------------------------------
                                        Russell Cleveland, Director


Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).